SECURITIES AND EXCHANGE COMMISSION 1-15146

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 January 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

ROYAL & SUNALLIANCE

news

IMMEDIATE **29 January 2002**

Royal & SunAlliance announces the sale of its Italian direct operation

Royal & Sun Alliance Insurance Group plc announces that it is to sell its Italian direct insurance operation "Royal Insurance", to AllState Diretto Assicurazioni Danni S.p.A., a subsidiary of the Direct Line Group. The consideration will be approximately £12m (Euro 19m), to be paid in cash and subject to post completion adjustment.

The transaction is subject to certain conditions including regulatory approvals.

The other operations of the Royal & Sun Alliance Group in Italy will be unaffected

--ENDS--

Notes to Editors

- Royal & SunAlliance is one of the world's largest international insurance groups, operating in more than 50 countries and transacting business in over 130. The Group has around 50,000 employees providing service to over 20 million customers worldwide.
- Royal & SunAlliance will have the following operations in Italy after this sale is completed:
- Royal & Sun Alliance Assicurazioni, our intermediated general insurance business headquartered in Genoa.
- A branch of Royal International Insurance Holdings ltd, underwriting global general insurance business, based in Milan.
- R&SA Eurolife Ltd, our cross border unit-linked life business also based in Milan.

For further information:

Malcolm Gilbert, Director, Communications
Tel: +44 (0) 20 7569 6138
Email: malcolm.gilbert@notes.royalsun.com

Karen Donhue, External Communications Manager
Tel: +44 (0) 20 7569 6133

Email: karen.donhue@notes.royalsun.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 29 January 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.